THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 5.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2003

MADECO INC.

(Translation of Registrant's Name into English)

URETA COX 930

SANTIAGO, CHILE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________.

This report consists of a letter to the Chilean SVS in the Spanish language with an English translation, which announces the sale of Madeco S.A.'s (the "Company") shares on the Santiago Stock Exchange.

Investor Relations

PRESS RELEASE

For further information contact:

Marisol Fernández

Investor Relations

Voice : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : mfl@madeco.cl

Web Site : www.madeco.cl

MADECO S.A. ANNOUNCES

ADDITIONAL SALE OF SHARES

(Santiago, Chile, August 21, 2003) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced that on August 20, 2003, it sold in a public auction on the Santiago Stock Exchange 1,157 million shares that had remained unsubscribed and unpaid after completion of Madeco's capital increase in March (at approximately Ch$28 per share), resulting in proceeds to Madeco of approximately Ch$32,403 million (equal to approximately US$46.1 million at the Ch$702.68 to US$1.00 Observed Exchange Rate for August 20, 2003).

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, copper alloys and aluminum. Madeco is also a leading manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics.

Santiago, Agosto 21 de 2003

AL-312/2003

Señores

Superintendencia de Valores y Seguros

Av. Libertador Bernardo O'Higgins 1449

Santiago

Ref.- Comunica colocación acciones del remanente que indica.-

Estimados Señores:

Informamos a ustedes que el día de ayer quedó materializada la colocación en Bolsa de 1.156.803.602.- acciones de pago, correspondientes a parte del remanente quedado luego de vencido el período de oferta preferente correspondiente a la emisión inscrita el día 7 de Febrero de 2003, bajo el No 679, en el Registro de Valores de esa Superintendencia.

En el remate bursátil llevado a efecto, se obtuvo un precio de $ 28 aprox. por cada acción, lo que significa para la Compañía obtener un ingreso de aproximadamente M$ 32.402.520.- por este concepto.

Saluda a ustedes muy atentamente,

MADECO S.A.

Enrique Sotomayor Arangua

Asesor Legal

Secretario del Directorio

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Madeco S.A.

/s/ Jorge Tagle Ovalle

Jorge Tagle Ovalle
Chief Financial Officer

Date: August 21, 2003